SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 16, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 16, 2008

TAM Begins New Flights to the United States from Rio de Janeiro

Regular flights to Miami begin September 19 and to New York on November 1st

São Paulo, September 16, 2008 – TAM (NYSE: TAM and Bovespa: TAMM4) will begin two direct flights between Rio de Janeiro and the United States. The company's passengers may fly these new routes in Executive or Economy class.

     "Rio de Janeiro's market is strategic for TAM. Therefore we are increasingly investing in the services we provide. The Rio de Janeiro-Miami and Rio de Janeiro-New York flights demonstrate our commitment to continued service to this public," says Paulo Castello Branco, Commercial and Planning Vice President for TAM. Boeing 767-300 Aircraft, with a seating capacity of 205 passengers, will service the routes.

     Flight JJ 8078 will depart the Tom Jobim International Airport (Galeão state), in Rio de Janeiro, at 11:15 p.m. (local time), Tuesdays, Thursdays, Saturdays and Sundays. It will fly directly to the John Fitzgerald Kennedy International Airport (JFK), in New York, where it will arrive at 6:00 a.m. (local time) on the following day.

     The return portion of the flight will be made on Mondays, Wednesdays and Fridays. Flight JJ 8079* will depart New York at 4:15 p.m. (local time) and will fly directly to Rio de Janeiro (Galeão state), landing in the Brazilian city at 5:30 a.m. (local time). On Sundays, flight JJ 8075** will depart New York at 8:00 a.m. and will arrive in Rio de Janeiro at 9:15 p.m.

     Currently, TAM operates two daily flights to New York, originating from São Paulo (Guarulhos state). All stages of the flight are made with A330 aircraft, both on the initial flight and on the return. With the start of this new route, the company now offers 18 weekly flights between Brazil and New York. All flights have connections available.

     To Miami, flight JJ 8056 will depart the Confins Airport in Belo Horizonte (Minas Gerais state), at 7:30 p.m., arriving at 8:25 p.m. (local time) at the Tom Jobim International Airport (Galeão state), in Rio de Janeiro, from which it will depart at 11:05 p.m. (local time) and fly directly to the Miami International Airport in Florida, landing at 6:30 a.m. (local time) the following day.

     The return will be flight number JJ 8057, which will depart Miami at 10:05 p.m. (local time) and fly directly to Rio de Janeiro (Galeão state), where it will arrive at 7:10 a.m. (local time), departing at 9:30 a.m. (local time) and landing in Belo Horizonte (Confins state) at 10:35 a.m. (local time). The stretch between Belo Horizonte and Rio de Janeiro will be operated by the A320 aircraft on both halves of the round trip.

     This will be TAM's fourth daily flight to Miami and the company's only one with no connections or layovers to depart from the Rio de Janeiro. TAM already offers two daily flights departing from São Paulo (Guarulhos state) -- on Sundays one of them lays over in Salvador (Bahia state) on both portions of the return flight -- and another departing from Manaus. With the new route, there will be 28 regular weekly flights between Brazil and Florida. All flights offer connections.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with 54.2% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.